February 28, 2018
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Alison White
Mr. David Manion

Re:	Templeton Global Smaller Companies Fund (the "Registrant" or the "Global Fund")
File No. 333-222613

Dear Ms. White and Mr. Manion:

On behalf of the Registrant, below are the Registrant's responses to the comments conveyed telephonically by Ms. White on February 13, 2018 (the "Disclosure Comments") and by Mr. Manion on February 14, 2018 (the "Accounting Comments") to Cory O. Hippler of Stradley Ronon Stevens & Young, LLP, with regard to the Registrant's registration statement on Form N-14 (the "N-14 Registration Statement"), relating to the proposed reorganization of the Templeton Foreign Smaller Companies Fund (the "Foreign Fund"), a series of Templeton Global Investment Trust, with and into the Registrant.  The N-14 Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on January 18, 2018 under Rule 488 ("Rule 488") under the Securities Act of 1933, as amended (the "Securities Act").
Below we have provided your comments (in bold) and the Registrant's response to each comment.  To the extent applicable, the responses will be incorporated into a filing to be made pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to such terms in the N-14 Registration Statement.
I.	Disclosure Comments

1.
Comment:  Page 2 includes a parenthetical reference to the Foreign Fund's Prospectus dated March 1, 2018.  Please remove this reference if the Prospectus/Proxy Statement will be mailed prior to filing the Foreign Fund's Prospectus dated March 1, 2018.

Response: The Registrant confirms that the Foreign Fund's Prospectus dated March 1, 2018 will be filed with the SEC prior to mailing the Prospectus/Proxy Statement.

2.
Text:  Under the heading "SUMMARY–How will the Transaction affect me?–Investment Goal, Principal Investment Strategies and Principal Investment Risks," the last sentence of the first paragraph on page 4 states the following:

In addition, the Global Fund is permitted to invest in U.S. companies which currently represent approximately 50% of the world's small capitalization universe, and over the past 10 years have outperformed foreign small cap stocks 8.99% vs. 5.92% (as measured by the MSCI US Small Cap Index and the MSCI ACWI ex US Small Cap Index).

Comment:  It is unclear how the performance of the MSCI US Small Cap Index relative to the MSCI ACWI ex US Small Cap Index proves that U.S. companies have outperformed foreign small cap stocks, and how this comparison is relevant to shareholders.  Please remove or revise this statement.

Response:  In light of the Global Fund's increased exposure to U.S. small capitalization companies, the Registrant believes that showing a comparison of the performance of a large representation of small capitalization companies in the United States, as measured by the MSCI US Small Cap Index, to a large representation of small capitalization companies in foreign (developed and emerging market) countries, as measured by the MSCI ACWI ex US Small Cap Index, may be relevant to shareholders.  To provide additional context, the disclosure has been revised as follows:

In addition, the Global Fund is permitted to invest to a greater degree in small capitalization companies located in the United States, which currently represent approximately 50% of the world's small capitalization universe.  Over the past 10 years, the small capitalization segment of the U.S. equity market, as measured by the MSCI US Small Cap Index, has outperformed a representative segment of small capitalization stocks in foreign (developed and emerging market) countries, as measured by the MSCI ACWI ex US Small Cap Index (8.99% vs. 5.92%).

3.
Comment:  Under the heading "SUMMARY–How will the Transaction affect me?–Asset Allocation and Portfolio Overlap," the parenthetical in the last sentence states that "approximately 36% of the Global Fund's portfolio was invested in U.S. securities as of October 31, 2017."  Please update the parenthetical with information as of December 31, 2017.  In addition, please disclose the percentage of U.S. securities held by the Foreign Fund as of December 31, 2017.

Response: The referenced disclosure has been updated as requested.

4.
Text:  Under the heading "COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–Are there any significant differences between the investment goals, strategies, and policies of the Funds?–Similar Principal Investment Strategies," the last paragraph on page 9 includes the following:

The Foreign Fund may invest more than 25% of its assets in the securities of issuers located in any one country.  The Global Fund invests its assets in the securities of issuers located in at least three different countries (including the United States) and invests at least 40% of its net assets in foreign securities.

Comment: These policies do not seem to align. Please disclose the Global Fund's policy on investing in issuers in any one country.

Response:   The disclosure has been revised to state that the Global Fund does not have a similar principal investment strategy regarding concentrating investments in a particular country.  In addition, the second sentence from the text referenced above has been relocated to avoid confusion as to the comparability of the policies.

5.
Comment:  Under the heading "COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–Are there any significant differences between the investment goals, strategies, and policies of the Funds?–Fundamental Investment Policies (i.e., a policy changeable only by shareholder vote)," the second sentence describes how the Global Fund's fundamental investment policy regarding purchasing or selling commodities differs from that of the Foreign Fund.  However, the Global Fund's fundamental investment policy regarding purchasing or selling commodities in its statement of additional information ("SAI") dated January 1, 2018 appears to be the same as that of the Foreign Fund in its SAI dated March 1, 2017.

Response:  Shareholders of the Global Fund approved an amended fundamental investment policy regarding purchasing or selling commodities at a special joint meeting of shareholders held on October 30, 2017, and adjourned to December 29, 2017.  Because the annual amendment to the Global Fund's registration statement on Form N-1A (the "N-1A Registration Statement) was filed on December 27, 2017, the amended fundamental investment policy regarding purchasing or selling commodities had not yet been approved and, therefore, was not included in the filing.  As requested by the SEC staff, the Franklin Small-Mid Cap Growth Fund, a series of Franklin Strategic Series, intends to make a Rule 485(a) filing to reflect the shareholder-approved changes to its fundamental investment policies.  Once comments are received from the SEC staff on the 485(a) filing, the Registrant intends to rely on Rule 485(b)(1)(vii) relief to incorporate the amended fundamental investment policy regarding purchasing or selling commodities into the Global Fund's N-1A Registration Statement.  The Prospectus/Proxy Statement will be revised to reflect that the Global Fund's shareholders recently approved the amended fundamental investment policy.

6.
Comment:  Under the heading "ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R6 AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION" beginning on page 16, please explain supplementally the reason for the large amount of transfer agency fees for Class R6 shares of the Foreign Fund (4.35%).

Response: The amount of transfer agency fees for Class R6 shares of the Foreign Fund (before waivers) is attributed to the limited asset level of Class R6 shares.

7.
Comment:  Under the heading "ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R6 AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION" beginning on page 16, footnote 4 refers to a cap on  transfer agency fees for Class R6 shares of the Global Fund until December 31, 2018.  Because the cap does not extend for at least one year from the effective date of the N-14 Registration Statement, please confirm that the cap is not reflected in the line item of the fee and expense table.

Response: The Registrant confirms that the cap on transfer agency fees for Class R6 shares of the Global Fund is not reflected in the line item of the fee and expense table.

8.
Comment:  Under the heading "REASONS FOR THE TRANSACTION–Asset Allocations and Portfolio Overlap" on page 22, the parenthetical in the last sentence states that "approximately 36% of the Global Fund's portfolio was invested in U.S. securities as of October 31, 2017."  Please update the parenthetical with information as of December 31, 2017.  In addition, please disclose the percentage of U.S. securities held by the Foreign Fund as of December 31, 2017.

Response:   The Registrant notes that the referenced section describes the considerations of the Foreign Fund's Board in approving the Transaction at a meeting held on December 7, 2017, which included information regarding the Funds' investments in U.S. securities as of October 31, 2017.  Therefore, the Registrant respectfully declines to update the parenthetical in this section with information as of December 31, 2017.  In addition, please see the Registrant's response to Comment 3.

9.
Comment:  Under the heading "INFORMATION ABOUT THE TRANSACTION–How will the Transaction be carried out?" on page 24, in the second sentence of the first paragraph, please provide examples of other actions the Board will consider if the Plan is not approved by the Foreign Fund's shareholders.

Response:   The disclosure has been revised to reflect that, if the Transaction is not approved by the Foreign Fund's shareholders, the Foreign Fund's Board will consider such other actions as it deems necessary or appropriate, including possible liquidation, for the Foreign Fund.

10.	Comment: The table under the heading "COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS–How do the investment goals and strategies of the Funds compare?–Similar Principal

Investment Strategies" on page 27 provides that the Foreign Fund invests at least 80% of its net assets in investments of smaller companies located outside the U.S., including emerging markets, and the Global Fund will invest at least 40% of its net assets in foreign securities, and may invest a significant amount of its assets in the securities of companies located in emerging markets.  Please disclose how each Fund determines that a security is economically tied to a country outside of the United States.  In addition, please disclose how each Fund defines "emerging markets."

Response:  Descriptions of how the Funds determine the location of an issuer, and how the Funds define emerging markets, as noted below, have been included under the heading "COMPARISONS OF SOME IMPORTANT FEATURES OF THE FUNDS–Similar Principal Investment Strategies."

In determining whether an issuer is located outside of the United States, each Fund considers the issuer's "country of risk," which is based on several criteria, including the country of incorporation and the country associated with the primary exchange on which the issuer's securities are listed.  With respect to each Fund, emerging market countries include those considered to be emerging or developing by the World Bank, the International Finance Corporation, the United Nations, or the countries' authorities, or countries with a stock market capitalization of less than 3% of the MSCI World Index.

11.
Comment:  Under the heading "COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS–What are the principal investment risks associated with investments in the Funds?" on page 30, Regional Focus is listed as a principal investment risk for both Funds.  Do the Funds focus on the same regions outside of the United States?  If applicable, please disclose in the Prospectus/Proxy Statement that the Global Fund focuses on Europe and Asia.

Response:  Neither the Foreign Fund nor the Global Fund focuses its investments on a particular region as part of its principal investment strategies.  The disclosure of Regional Focus risk is intended to reflect that each Fund may, from time to time, have significant exposure to issuers in a particular region, and therefore may have greater exposure to the risks associated with such region.

12.
Under the heading "COMPARISONS OF INVESTMENT GOALS, STRATEGIES, POLICIES AND RISKS–What are the principal investment risks associated with investments in the Funds?" on page 32, please update the description of Interest Rate risk to reflect the guidance in IM Guidance Update Nos. 2014-1 and 2016-2.

Response:  The Registrant believes that the current disclosure of Interest Rate, Credit and Liquidity risks appropriately reflects the risks of the Global Fund and addresses the risks discussed in IM Guidance Update Nos. 2014-1 and 2016-2.  The Franklin Templeton Investments (FTI) complex previously reviewed the risk disclosure for its funds, especially in light of the Federal Reserve Board's tapering of quantitative easing and the possible rise in interest rates, as noted in IM Guidance Update No. 2014-01, and made appropriate revisions to the disclosure.  For example, the descriptions of Interest Rate and Liquidity risks of the Global Fund include a discussion of the risks that governmental policy (including changes in a central bank's implementation of specific policy goals) may have a substantial impact on interest rates and may lead to liquidity difficulties and volatility.  The Global Fund's SAI includes a fuller and more detailed discussion about the Federal Reserve Board's tapering of quantitative easing and its potential effects on the bond market in the Liquidity risk section.  The Registrant further notes that the Global Fund historically has not had exposure to debt securities, other than short-term cash equivalents.

The following Disclosure Comments apply to disclosure incorporated into the N-14 Registration Statement by reference to the Global Fund's prospectus included in the N-1A Registration Statement dated January 1, 2018.

13.
Comment:  Under the headings "Fund Summary–Principal Investment Strategies" and "Fund Details–Principal Investment Policies and Practices," please disclose the specific criteria used by the Global Fund to determine that an investment is foreign or economically tied to investments outside of the United States.  In addition, please disclose how the Global Fund defines "emerging markets."

Response: The Registrant will consider the comment in connection with the next amendment to the N-1A Registration Statement.

14.
Comment:  By reference to the disclosure of Regional Focus risk, please state in the description of the Global Fund's principal investment strategies that the Global Fund may focus its investments in certain regions and identify those regions; for example, Europe and Asia.

Response:  Please see the response to Comment 11.  The Global Fund does not focus its investments on a particular region as part of its principal investment strategies.  The disclosure of Regional Focus risk is intended to reflect that the Global Fund may, from time to time, have significant exposure to issuers in a particular region, and therefore may have greater exposure to the risks associated with such region.

15.
Comment:  Please add disclosure to the description of principal investment strategies that corresponds to Liquidity risk.  Note the statement under the heading "Frequent Trading Policy" that "the Fund may invest in securities that are, or may be, restricted, unlisted, traded infrequently, thinly traded, or relatively illiquid."

Response:   The Registrant discloses Liquidity risk because liquidity is an inherent risk of investing in smaller capitalization companies and in emerging markets, which are principal investment strategies of the Global Fund.  Investing in securities that are restricted, unlisted, traded infrequently, thinly traded, or relatively illiquid is not a principal investment strategy of the Registrant.  Therefore, the Registrant respectfully declines to refer to such investments in the description of its principal investment strategies.

16.
Comment:  The disclosure under the heading "Principal Investment Policies and Practices," pursuant to Item 9 of Form N-1A, states that the Fund may invest in exchange-traded funds, non-equity securities, equity-linked notes and derivatives.  To the extent these investments are principal investment strategies of the Fund, please add corresponding disclosure to the summary section of the prospectus.

Response: The Registrant will consider the comment in connection with the next amendment to the N-1A Registration Statement.

17.	Comment: Several risks described under the heading "Fund Details–Principal Risks," pursuant to Item 9 of Form N-1A, are not included in the summary section of the prospectus. Please reconcile.

Response: The Registrant will consider the comment in connection with the next amendment to the N-1A Registration Statement.

18.	Comment: Please update the description of Interest Rate risk to reflect the guidance in IM Guidance Update Nos. 2014-1 and 2016-2.

Response: Please see the response to Comment 12, above.

19.
Comment:  By reference to Item 11(c)(7) of Form N-1A, with respect to the disclosure under the heading "Selling Shares–Redemption Proceeds," please confirm supplementally whether the timing of payment of redemption proceeds varies by the method of payment.

Response: The Registrant confirms that redemption proceeds are sent within seven days after a redemption request is received in proper form, regardless of the method of payment requested.

20.	Comment: Please define the term "proper form."

Response: The Registrant will consider the comment in connection with the next amendment to the N-1A Registration Statement.

21.	Comment: With respect to the first sentence of the fourth paragraph under the heading "Frequent Trading Policy," please clarify what is meant by "relatively illiquid" securities.

Response: The Registrant will consider the comment in connection with the next amendment to the N-1A Registration Statement.

22.
Comment:  By reference to page 294 of SEC Release No. IC- 32315, Investment Company Liquidity Risk Management Programs, under the heading "Account Policies–Redemptions in Kind," consider disclosing whether redemptions in kind are made using a pro rata slice of the Fund's portfolio, individual securities from the Fund's portfolio or a representative securities basket from the Fund's portfolio.

Response: The Registrant will consider whether modifications to the disclosure would be appropriate in the next amendment to the N-1A Registration Statement.

	23.	Comment: Under the heading "Additional Policies," please define the term "good order."

Response: The Registrant will define the term "good order" in the next amendment to the N-1A Registration Statement.

The following Disclosure Comments apply to disclosure incorporated into the N-14 Registration Statement by reference to the Global Fund's SAI included in the N-1A Registration Statement dated January 1, 2018.

24.
Comment:  Under the heading "Fundamental Investment Policies," fundamental investment policy number 7 states that the Fund may not "invest more than 25% of its net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies) (emphasis added).  Please note that the SEC staff takes the position that the Fund should look through the other investment companies when monitoring compliance with the industry concentration policy.  Accordingly, please confirm that the Fund considers the concentration of the underlying investment companies when monitoring compliance with the industry concentration policy.

Response:  The Registrant does not consider investment companies to be part of any industry and, when the Global Fund determines its underlying concentration, it confirms that it will look through affiliated funds and will not ignore information about unaffiliated funds.

II.	Accounting Comments

1.
Comment:  In the fee and expense tables under the heading "ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R6 AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION," the total annual fund operating expenses shown for the Foreign Fund are lower than the total annual fund operating expenses stated in the Foreign Fund's financial highlights included in the annual report to shareholders for the fiscal year  ended October 31, 2017.  Please explain the reason for the differences.

Response:  The total annual Fund operating expenses in the fee and expense tables differ from the ratio of expenses to average net assets shown in the Foreign Fund's financial highlights because other expenses were restated in the fee and expense tables to exclude non-recurring period expenses to reflect current fiscal year expenses.  A footnote to this effect has been added to the fee and expense tables.

2.
Comment:  In the fee and expense tables under the heading "ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C, CLASS R6 AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED EXPENSES AFTER THE TRANSACTION," please relocate footnote 2 to the line item showing pro forma other expenses.  Please note that it is not necessary to include the cost of the Transaction in the pro forma expenses, as such costs are non-recurring expenses.

Response:   The placement of the referenced footnote has been relocated as requested.  The Registrant acknowledges the comment that it is not necessary to include the cost of the Transaction in the pro forma expenses, as such costs are non-recurring expenses.

3.
Comment:  In the capitalization table under the heading "INFORMATION ABOUT THE TRANSACTION," the net asset value per share of the Foreign Fund's Class R6 shares recalculates to $20.61, which was rounded up for purposes of the capitalization table.  Please add a notation stating that the amounts presented in the table are rounded.

Response: The disclosure has been added as requested.

4.
Comment:  Under the heading "FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION–Repositioning of the Foreign Fund's Portfolio Assets," please include an estimate of the amount of the Foreign Fund's securities to be sold and the estimated capital gains per share to be realized from such sales.

Response: The disclosure has been added as requested.

5.	Comment: In Part B of the N-14 Registration Statement, under the heading "Pro Forma Financial Information," please state which Fund will be the accounting and performance survivor.

Response: Disclosure has been added to state that the Global Fund will be the accounting and performance survivor following the Transaction.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kristin H. Ives at (215) 564-8037 or, in her absence, Cory O. Hippler at (215) 564-8089.

Regards,

/s/ Lori A. Weber
Secretary and Vice President
Templeton Global Smaller Companies Fund